Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-167807

March 16, 2011

The Savvy

Investor’s

2-Minute

Guide

to Investing

in Gold.

iAU

iShares®

Liquid? Solid?

Gold.

Why gold?

Rising market volatility, global economic uncertainty and geopolitical unrest have increased interest in gold as both a short- and long-term investment.

Jewelry and central banks have historically been the largest stores of gold. However, private investments, through physical bullion and investment products, have become increasingly important. Indeed, during 2009, investor demand exceeded jewelry demand for the first time since 19801.

1.	Source: GFMS, Gold Survey 2010. GFMS Limited is an independent precious metals research organization based in London.
2.	Source: Ibid.

The investment case for gold.

There are several ways that investors may use gold as part of a larger investment strategy.

•	Potential “safe haven” during political or economic uncertainty

•	Portfolio diversifier over both long-and short-term horizons

•	Inflation hedge and store of value

•	Hedge against a devaluing dollar

Figure 2 illustrates how gold has historically maintained its value during times of economic or political uncertainty. Investors have also often retreated to gold when equity markets are struggling.

Figure 2: Performance of gold during down quarters in the market3

Index and gold spot returns are for illustrative purposes only and do not reflect any fees or transaction costs. One cannot invest directly in an index or benchmark. Past performance does not guarantee future results.

3.	Source: Bloomberg, BlackRock, as of 12/31/10. Gold: London PM Fix.

A small allocation to gold may help

enhance portfolio risk and return.

As shown in the chart below, as the allocation to gold increased, portfolio volatility fell—a result of gold’s relatively lower historical volatility and low historical correlation with other asset classes. Analysis shows that even a small 5% allocation to gold can prove beneficial to a portfolio’s risk-return profile.

Figure 3: A small allocation to gold may help enhance portfolio risk and return4

Past performance does not guarantee future results.

The US dollar is widely viewed as the world’s main trading currency. Gold has historically been regarded as a good hedge when the dollar weakens relative to other currencies. The price of gold has generally moved as inflation changed, making it a potential hedge against inflation concerns.

4.	Source: BlackRock, as of 12/31/10. “No gold” portfolio has the following allocation: 35% US Large Cap, 5% US Small Cap, 20% International Equities and 40% US Fixed Income. For the 5% gold, 1096 gold and 20% gold portfolios, gold was given those weights respectively and the remaining portfolio allocations were rescaled. Portfolios were assumed to have been rebalanced monthly. US Large Cap: Russell 1000 Index; US Small Cap: Russell 2000 Index; International Equities: MSCI All Country World Index ex US; US Fixed Income: Barclays Capital US Aggregate Bond Index; Gold: London PM Fix.

More and more investors are turning to

gold exchange traded products.

Investor demand for gold has been increasing amid global economic and political uncertainty. There are several options for investors interested in using gold as part of a short- or long-term investment strategy. ETFs backed by physical gold offer investors an innovative way to access the price of physical gold.

Figure 4: Growth of gold in the ETF landscape5

Gold ETFs, such as IAU from iShares, represent a recent innovation for accessing the gold market. These investment vehicles typically offer the ability for investors to buy and sell their investment in gold through a brokerage account.

See how gold can play

a role in your investment strategy

For more information on gold investing and IAU from iShares, simply visit iShares.com/accessgold or contact your financial advisor.

5.	Source: Strategic Insights (SimFund MF) Excludes Gold Miners, Explorers and ETNs.

iShares Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds.

Because shares of the Trust are created to reflect the price of the gold held by the Trust, the market price of the shares will be as unpredictable as the price of gold has historically been. Additionally, shares of the Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trust are created to reflect, at any given time, the market price of gold owned by the Trust at that time less the Trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Trust will decrease over the life of the Trust due to sales necessary to pay the sponsor’s fee and Trust expenses. Without increase in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the Trust may occur at a time when the disposition of the Trust’s gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by Trust losses that, if the Trust had been actively managed, might have been possible to avoid.

Shares of the iShares Gold Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Trust. BlackRock Fund Distribution Company (“BFDC”), a subsidiary of BAMII, assists in the promotion of the Trust. BAMII is an affiliate of BlackRock, Inc.

Although shares of the iShares Gold Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called Baskets.

©2011 BlackRock Institutional Trust Company, N.A. All rights reserved. iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. All other trade marks, servicemarks or registered trademarks are the property of their respective owners. iS-4159-0311

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